Maria G. Master Prudential Investments LLC Gateway Center 3 100 Mulberry Street Newark, NJ 07102 Tel: 973-367-3028 Fax: 973-367-6349

March 31, 2005

Larry Greene
Office of Disclosure and Review
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:                               Registration Statement on Form N-14 under the Securities Act of 1933 (File No. 333-121797) of Strategic Partners Style Specific Funds/ Strategic Partners Small Capitalization Value Fund

Ladies and Gentlemen:

Strategic Partners Style Specific Funds is writing in response to comments given by telephone on February 11, 2005 and March 9, 2005, by Larry Greene of the staff (the “staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned, regarding the Fund’s Registration Statement on Form N-14 (File No. 333-121797) under the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations thereunder. The Fund is currently preparing to file Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 under the Securities Act, and the rules and regulations thereunder.

For your convenience, a summary of the staff’s comments is included herein and the Fund’s responses are keyed accordingly, as follows:

Summary of SEC Comments Received on Strategic Partners Style Specific Funds/Small Capitalization Value Fund N-14 Filing:  12/30/04

General Comments:

Comment:  You noted that the proposed merger is structured such that the fund with the smaller asset base is the survivor.  Accordingly, you asked that we please confirm that the Board considered the factors delineated in North American Security Trust  (SEC No-Action Letter (pub. avail. Aug. 5, 1994) when approving the plan of merger.

Response:  The Commission has stated in the case of North American Security Trust that in determining whether to use the surviving or non-surviving fund’s portfolio performance, an accounting, rather than legal, analysis prevails, and has delineated relevant factors for consideration. The Boards of Strategic Partners Style Specific Funds/Strategic Partners Small Capitalization Value Fund and Strategic Partners Mutual Funds, Inc./ Strategic Partners Small Company Fund (each a “Fund”) were apprised of and considered these factors in its decision to approve the merger at the Board meeting on September 1, 2004.

Comment:  Provide an estimate of the costs of solicitation.

Response:  The costs of solicitation are estimated at $40,000.

Comment:  Confirm whether the acquired fund will bear the merger expenses incurred by the acquiring fund, as suggested in the “Dear Shareholder” letter.

Response:  As indicated in the “Dear Shareholder” letter, the merger expenses will be shared pro rata by the Funds.

Comment:  Please include disclosure required by Rel. No. 33-8458, Disclosure Regarding Portfolio Managers of Registered Management Investment Companies and Rel. No. 33-8408, Disclosure Regarding Market Timing and Selective Disclosure of Portfolio Holding,as applicable.

Proposed Response: The appropriate disclosure will be added.

Specific Comments:

Comment Page 4:  Please define “except as permitted by the 40 Act,” with respect to the Fund’s ability to issue senior securities, borrow money or pledge assets.

Response:  The Registration Statement will be amended to indicate that, under the Investment Company Act of 1940, as amended, a Fund can borrow money from a bank provided that immediately after such borrowing there is asset coverage of at least 300% for all borrowings.  If the asset coverage falls below 300%, the Fund must, within three business days, reduce the amount of its borrowings to satisfy the 300% requirement.

Comment Page 5:  Please indicate whether “foreign money market instruments” includes those of emerging market countries.

Response:  Yes, the Fund may invest in money market instruments from emerging market countries and the disclosure will be clarified.

Comment Page 5: Please confirm that we have an Order from the Commission with respect to investing in money market mutual funds managed by the Fund’s sub-adviser.

Response: As disclosed in each Fund’s Statement of Additional Information, each Fund may invest up to 25% of its total assets in shares of an affiliated mutual fund, as permitted under an Order from the Commission.

Comment Page 5: Please clarify the statement regarding the Funds’ fundamental investment restrictions as follows:

“Each Fund has adopted identical fundamental investment restrictions, which limit a Fund’s ability to: . . . (vii) concentrate its investments by investing more than 25% or more of the value of the Fund’s assets in securities of issuers having their principal business activities in the same industry.”

Response: The sentence will be revised as indicated.

Comment Page 6: Please clarify that foreign markets, economies and political systems, particularly those in developing countries, may subject foreign investments to increased risks.

Response: The sentence will be clarified to indicate the potential for increased risk.

Comment Page 12: Please indicate which Fund NFJ Investment Group (“NFJ”) sub-advises in the sentence discussing the portfolio management team.

Response: As indicated under the section “Management of the Company and the Funds,” NFJ is a sub-adviser for the Small Capitalization Value Fund.

Comment Page 15: Consolidate the footnotes to the Comparative Fee Tables and move them to the end of the tables.

Response: The tables will be so modified.

Comment Page 15: For a particular type of fee, where there are no charges for any of the share classes, you may delete the reference.

Proposed Response: Where there are no fees charged, the reference may be deleted.

Comment Page 16:  The footnote indicates that Class B shares convert to Class A shares approximately seven years after purchase.  Please define “approximately.”

Response:  As disclosed in each Fund’s Prospectus and Statement of Additional Information, Class B shares will automatically convert to Class A shares on a quarterly basis approximately seven years after purchase.  Some variability in calculating the precise time period may occur depending on when and how the Class B shares were acquired.  In the case of Class B shares acquired through the reinvestment of dividends or distributions, the broker —dealer through which the Class B shares where purchased may employ varying procedures for calculating the applicable holding period for conversions.  Furthermore, the last day of the month is generally used to calculate the holding period for Class B shares acquired through purchases, an exchange, or a series of exchanges.   For Class B shares previously exchanged for shares of Special Money Market Fund, Inc., the time period during which such shares were held in that money market fund will be excluded, and the exchanges will be deemed to have been made on the last day of the month.

Comment Page 16:  Please confirm whether any expense waivers in the chart are voluntary.

Response: The fees listed in the expense tables include only contractual waivers.

Comment Page 16-20, 26, 27:  Please specifically state on each applicable line that expenses projected after the transaction are pro forma numbers.

Response: The charts will be so revised.

Comment Page 23:  Under the section “Reasons For The Transaction,” in addition to the factors the Independent Directors considered, please state why the Funds are merging.

Response:  A described in the section, upon recommendation from the investment managers, Independent Directors unanimously determined that the transaction would be in the best interests of shareholders. The reasons for the transaction include lowing expenses, creating a larger asset base, and allowing shareholders to participate in the stronger performance of the surviving Fund.

Comment Page 25:  Under Tax Consequences of the Transaction, if any capital loss carry forwards will be lost as a result of the transaction, so state.

Response:  The SP Small Company Fund does not have any capital loss carry forwards.  Therefore, none will be lost as a result of the transaction.

Comment Page 28:  Please indicate whether broker nonvotes would count toward a vote for adjournment.

Response:  Broker nonvotes would count toward a vote for adjournment, and will be so noted.

Comment Page 31: Please confirm that the report of PricewaterhouseCoopers LLP is included in the Annual Reports to Shareholders for the most recent fiscal year.

Response:  With respect to Strategic Partners Mutual Funds, Inc./ Strategic Partners Small Company Fund, PricewaterhouseCoopers LLP audited the Annual Report to Shareholders for the fiscal year ending October 31, 2003.  However, this reference will be deleted and will replaced with a statement indicating that with respect to this Fund, KPMG LLP audited the Annual Report to Shareholders for the fiscal year ending October 31, 2004.

Pro Forma Statement of Investments: Please indicate which, if any, investments must be sold as a result of the transaction. If nothing must be sold, so state as a footnote.  In making these projections, the most recent fiscal year end should be used as the reference date.

Response:  None of the investments are expected to be sold and a footnote will be added to so indicate.

Exhibits: Please confirm that the missing exhibits will be filed.

Response:  As indicated in the Exhibit Index, the required exhibits are to be filed by subsequent amendment.

The Fund acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Fund may not assert a declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions or comments with respect to the Registration Statement may be communicated to the undersigned at
973-367-3028.

Please send any copies of any correspondence relating to this filing to Maria G. Master by facsimile at 973-367-6349 with the original by mail to Prudential Investments LLC, 100 Mulberry Street, Newark, New Jersey 07102.

Very truly yours,

/s/ Maria G. Master
Maria G. Master

cc: Larry Greene
(Securities and Exchange Commission)

Kathryn Quirk
(Prudential Investments LLC)

Margery K. Neale
(Shearman & Sterling LLP)